Exhibit 99.1

TRILLION ENERGY RECEIVES 47% NATURAL GAS PRICE HIKE to $30/MCF

Price increase will significantly enhance economics of upcoming drilling program

September 2, 2022 - Vancouver, B.C. - Trillion Energy International Inc. (“Trillion” or the “Company”) (CSE: TCF) (OTCQB: TRLEF) (Frankfurt: Z62) recently received a price increase for the sale of natural gas from its SASB gas field to USD $30.68/Mcf effective September 1, 2022.

Regional natural gas prices have steadily increased this year, more than tripling since 2021. The September price of $31.68 represents a 47% increase over the prior month price for August 2022 of $20.83/mcf and a further increase of nearly 350% over the average price of $8.84/mcf in 2021.

The Company attributes the price increases to a supply squeeze caused by the Nord Stream pipeline shut down, nuclear power shut down in Germany, the regional conflict in Ukraine and other factors restricting regional energy supply.

Turkiye’s economy grew 7.6 percent year-over-year in the second quarter of 2022 according to the Turkish Statistical Institute’s August 31, 2022 report. The Company currently sells 100% of its production within Turkey, thus helping meet demand at a time of critical shortage.

Arthur Halleran CEO stated:

“We believe the recent price increases will significantly enhance the economic performance of our seven well drilling program set to commence next week at the SASB gas field. With seven wells producing, we will supply the region with much needed natural gas in a time of acute shortages and high prices”.

About the Company

Trillion Energy is an oil and gas producing company with multiple assets throughout Turkey and Bulgaria. The Company is 49% owner of the SASB natural gas field, one of the Black Sea’s first and largest-scale natural gas development projects; a 19.6% (except three wells with 9.8%) interest in the Cendere oil field; and in Bulgaria, the Vranino 1-11 block, a prospective unconventional natural gas property. More information may be found on www.sedar.com, and our website.

Contact

Art Halleran: 1-250-996-4211

Corporate offices: 1-778-819-1585

e-mail: info@trillionenergy.com

Website: www.trillionenergy.com

Cautionary Statement Regarding Forward-Looking Statements

This news release contains certain forward-looking statements within the meaning of applicable securities laws. All statements that are not historical facts, including without limitation, statements regarding future estimates, plans, programs, forecasts, projections, objectives, assumptions, expectations or beliefs of future performance, including statements regarding the date on which the Shares are expected to begin trading on the CSE are “forward-looking statements”. These forward-looking statements reflect the expectations or beliefs of management of the Company based on information currently available to it. Forward-looking statements are subject to a number of risks and uncertainties, including those detailed from time to time in filings made by the Company with securities regulatory authorities, which may cause actual outcomes to differ materially from those discussed in the forward-looking statements. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements and information contained in this news release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws. The CSE does not accept responsibility for the adequacy or accuracy of this release.